P.E. 1/22/02

02011406

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Form 6-K dated January 22, 2002

Incorporated by reference in AngloGold's Registration Statement on Form F-3/Form F-4 (File no. 333-14146)

AngloGold Limited
(Translation of Registrant's Name into English)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

Enclosure: News Release dated January 22, 2002: "ANGLOGOLD SELLS NORMANDY HOLDING"

anglogold
(Incorporated in the Republic of South Africa)
(Registration Number: 1944/017354/06)
ISIN Number: ZAE000014601
JSE Share Code: ANG

NEWS RELEASE

CORPORATE AFFAIRS DEPARTMENT
16th FLOOR, 11 DIAGONAL STREET
JOHANNESBURG 2001
TELEPHONE: (+27 11) 637-6385
FAX: (+27 11) 637-6399/6400

SJL/CAD/AGO294.02

For immediate release 21 January 2002

www.anglogold.com

Queries:
In South Africa
Steve Lenahan
+2711 637 6248 (tel)
+2711 637 6107 (fax)
+27 83 308 2200 (mobile)
slenahan@anglogold.com
Shelagh Blackman
+2711 637-6379 (tel)
+2711 637-6399 (fax)
+27 83 308 2471 (mobile)
sblackman@anglogold.com

In Australia
Andrea Maxey
+61 8 9425 4604 (tel)
+61 8 9625 4650 fax)
+61 438 001 393 (mobile)
amaxey@anglogold.com.au
Hamish Douglass
Deutsche Bank
+61 2 9258 2039 (tel)
+61 2 9258 2440 (fax)
+61 419 560 349 (mobile)
hamish.douglass@db.com

In Europe
Tomasz Nadrowski
+41 22 718 3312 (tel)
+41 22 718 3335 (fax)
+41 79 345 9774 (mobile)
tnadrowski@anglogold.com
Alex Buck
+44 20 7664 8712 (tel)
+44 20 7664 8711 (fax)
+44 7932 2740 452 (mobile)
abuck@anglogold.com

In the USA
Charles Carter
800 417 9255 toll free
+1 212 750 7999 (tel)
+1 212 750 5626 (fax)
ccarter@anglogold.com

ANGLOGOLD SELLS NORMANDY HOLDING

AngloGold has sold its holding in Normandy Mining via a block trade to UBS Warburg and on market through Deutsche Bank.

During its takeover bid for Normandy, which closed on Friday, 18 January, AngloGold received acceptances in respect of 159.3 million Normandy shares, representing 7.11% of Normandy's issued capital.

AngloGold will realise approximately A$310 million (US$159 million) from the sale of its shareholding in Normandy. It is intended to use the cash proceeds to repay debt, which will further strengthen AngloGold's balance sheet.

Jonathan Best, AngloGold's Chief Financial Officer, said: "It was prudent to realise the cash from the minority stake as soon as possible so as to avoid any market risk and to put the funds to work."

AngloGold is well-placed financially and strategically to pursue value-adding growth opportunities. The company will continue to focus on organic growth through its five major capital projects and advanced exploration projects; and will also seek to grow value through the acquisition of both individual orebodies and corporate entities.

Ends

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Limited

Date: January 22, 2002

/s/ Mr C R Bull

MR C R BULL
Company Secretary